Exhibit 99.1

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

July 19, 2007 and July 20, 2007

3.                                      News Release

Press releases reporting the material changes were issued by DRAXIS Health Inc. (“DRAXIS”) on July 19, 2007 and July 20, 2007, copies of which are attached.

4.                                      Summary of Material Change

On July 19, 2007, DRAXIS announced that it is presently estimating diluted net earnings for the second quarter ended June 30, 2007 of approximately 4 cents per share.

On July 20, 2007, DRAXIS announced that it has made senior level organization changes that are designed to further streamline the leadership of its organization and better reflect the core operating businesses in Montréal.

5.                                      Full Description of Material Change

See press releases attached hereto as Schedule “A”.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

Alida Gualtieri, General Counsel and Secretary

DRAXIS Health Inc.

16751 Trans Canada Highway

Kirkland, Québec H9H 4J4

Telephone:  (514) 630-7060.

9.                                      Date of report

July 25, 2007

SCHEDULE “A” — Press Releases (July 19 and 20, 2007)

For Immediate Release

July 19, 2007

DRAXIS Estimates Earnings for Second Quarter 2007

MISSISSAUGA, ONTARIO July 19, 2007 — DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) is presently estimating diluted net earnings for the second quarter ended June 30, 2007 of approximately 4 cents per share. All amounts are expressed in U.S. dollars.

Three factors impacted results for the second quarter:

•                  The rapid strengthening of the Canadian dollar compared to the US dollar during the quarter from a close of $1.15 at the end of March 2007 to $1.07 at end of June 2007 and the resulting revaluation of certain net monetary assets adversely affected earnings per share by slightly more than 1.5 cents per share in the quarter.

•                  DRAXIS Pharma, the contract manufacturing division of DRAXIS Health, experienced production delays during the second quarter that prevented the shipment of planned quantities before the end of the second quarter of 2007. Product scheduled but not shipped in the second quarter of 2007 will be shipped to customers in the third quarter but earnings per share in the second quarter will be reduced by approximately 2 cents due to the production delays.

•                  Volumes of radioactive iodine I-131 products produced by DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health, were lower than expected during the second quarter, due mainly to a significant disruption in the availability of I-131 raw material from the supplier.  Additional suppliers have since been identified, one has been qualified and received US regulatory approval, and production rates have now returned to previous levels. Reduced shipments from DRAXIMAGE impacted second quarter earnings by approximately 1 cent per share.

DRAXIS is scheduled to report results for the second quarter before the opening of trading on Thursday, August 9, 2007, as is customary, and is expecting to update its annual guidance for the full year 2007 at that time.  A conference call with management to discuss the second quarter results and operating activities is scheduled for 10:00 AM (ET) on that date.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at July 18, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:         1-877-441-1984

For Immediate Release

July 20, 2007

DRAXIS Streamlines Executive Management Team

MISSISSAUGA, ONTARIO July 20, 2007 — DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX), has made senior level organization changes that are designed to further streamline the leadership of its organization and better reflect the core operating businesses in Montreal.  Effective immediately, Mr. Jean-Pierre Robert assumes the role of President of DRAXIS Specialty Pharmaceuticals Inc. (DSP), the company’s wholly owned operating subsidiary that provides products in three categories; sterile products, non-sterile products and radiopharmaceutical products. Previously Mr. Robert was President of DRAXIMAGE, the division of DSP that produces and markets its own radiopharmaceutical products. Mr. Robert will now also have responsibility for DRAXIS Pharma, the contract manufacturing division of DSP, which produces sterile and non-sterile products for clients in the pharmaceutical and biotechnology sectors.

In addition, the Office of the President has been established at the corporate level and will include Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc., together with Mr. Dan Brazier, Chief Operating Officer.  Within the Office of the President, Dr. Barkin and Mr. Brazier will retain their current responsibilities. Mr. Robert, as President of DRAXIS Specialty Pharmaceuticals Inc., will report to Mr. Brazier.

“This revised organizational structure reflects our desire to further streamline our Montreal operations while recognizing that future growth will come from three specialized functional areas,” said Dr. Martin Barkin, President and CEO of DRAXIS Health Inc. “The appointment of Jean-Pierre to this new position means that we will continue to benefit from efficiencies that we have already seen through the integration of a number of functions such as finance, information technology, logistics and human resources.”

Reporting to Mr. Robert will be the three business units of DRAXIS Specialty Pharmaceuticals - the sterile products business, the non-sterile products business and the radiopharmaceuticals business unit, together with their shared services and support systems.

Mr. John Durham, currently President of DRAXIS Pharma, will leave the Company effective July 20, 2007 to pursue other interests.

Before coming to DRAXIS in April 2005, Mr. Robert spent several years with Tyco Healthcare (Canada), most recently as Vice President and General Manager, an executive role where he oversaw domestic and export operations, including marketing, sales, finance and contract manufacturing operations. Most recently prior to DRAXIS he was President and CEO of an emerging Canadian biotechnology company. Mr. Robert has 27 years experience in the pharmaceutical industry.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at July 19, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:         1-877-441-1984